UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 1)*
               ADELPHIA COMMUNICATIONS CORPORATION
                    (Name of Issuer)
                   Common Stock, $.01 par value
                 (Title of Class of Securities)
                          006848105
                         (CUSIP Number)
                          Alan M. Stark
                         80 Main Street
                  West Orange, New Jersey 07052
                       (201)325-8660
(Name Address, and Telephone Number of Person Authorized to Receive Notices and Communications)
                         June 24, 1997
     (Date of Event which Requires Filing of this Statement)

If this filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See
Rule 13d-7.)      NO LONGER APPLICABLE

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D


CUSIP No.   006848105
__________________________________________________________________
     1)   Names of Reporting Person S.S. or I.R.S. Identification
          No. of Above Person

           MYRON M. KAPLAN
           S.S. No. ###-##-####
 _________________________________________________________________
     2)   Check the Appropriate Box if a Member of a Group (See
          Instructions)
                                                          (a) [ ]
                                                          (b) [ ]
_________________________________________________________________
     3)   SEC Use Only
_________________________________________________________________
     4)   Source of Funds:
          PF
_________________________________________________________________
     5)   Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e). . . . . . . . . . . . .
          NOT APPLICABLE
_________________________________________________________________
     6)   Citizenship or place of Organization:
          UNITED STATES
_________________________________________________________________
               (7)  Sole voting Power
Number of            979,500
Shares Bene-
ficially       (8)  Shared Voting Power
owned by                -0-
Each Report-
ing Person     (9)  Sole Dispositive Power
With                 979,500

               (10) Shared Dispositive Power
                        -0-

_________________________________________________________________
     11)  Aggregate Amount Beneficially Owned by Each Reporting
          Person:   979,500
_________________________________________________________________
     12)  Check if the Aggregate Amount in Row (11)
                    N/A
_________________________________________________________________
     13)  Percent of Class Represented by Amount in Box (11):
                    6.1%
_________________________________________________________________
     14)  Type of Reporting Person
               I N

Item 3.  Source and Amount of Funds or Other Consideration.
          Kaplan beneficially owns 979,500 Shares, and the total cost is $7,475,800. The source of funds for the purchase of all such Shares was personal funds.
Item 4.  Purpose of Transaction.
          Kaplan has received a Company Press Release dated June 23, 1997 advising that there was an agreement to sell Convertible Preferred Stock to the family of John Rigas, Chairman of the Company, and he has advised the Company that he believes that the transaction is unfair to the public shareholders.
Item 5.  Interest in Securities of the Issuer.
          Based upon the information contained in the Company's Form 10K for the fiscal year ended March 31, 1997 filed with the Securities & Exchange Commission, there were issued and outstanding at June 18, 1997 16,130,880 Shares of Common Stock. Kaplan owns 979,500 Shares or 6.1% of those outstanding.
          The following table details the transactions by Kaplan in shares of Common Stock since the last filing on May 16, 1997. All such transactions were open market purchase transactions.
            Date of           Amount of           Price Per
          Transaction           Shares              Share
          05/16/97             22,500             $6
          05/21/97             10,000              6 1/8
          05/29/97              1,000              6
          05/30/97              2,500              5 7/8
          06/02/97              4,000              6
          06/10/97              7,000              7 3/8
          06/13/97              2,000              7 9/16
          06/18/97              2,000              7 1/8
          06/20/97              3,000              7 3/8
          06/24/97              4,000              6 5/8
          06/25/97             20,000              6 1/2
          06/26/97             12,000              6 3/8
          06/27/97             12,000              6 3/4






                              Signature

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 30, 1997

/s/ Myron M. Kaplan
MYRON M. KAPLAN



ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).